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                               October 13, 2020

       Richard Qi Li
       Chief Executive Officer, Chief Finanical Officer and Director HH&L Acquisition Co.
       Suite 3508, One Exchange Square
       8 Connaught Place
       Central, Hong Kong

                                                        Re: HH&L Acquisition
Co.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
16, 2020
                                                            CIK 0001824185

       Dear Mr. Li:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Risk Factors
       Our search for a business combination ... may be materially adversely affected by ... protectionist legislation, page 34

   1. You disclose throughout the prospectus that you "intend to focus on healthcare or healthcare-related
companies in Asian markets with a focus on the Greater China market, or global healthcare or
healthcare-related companies with a meaningful growth thesis in the Greater China or
Asian markets." Please provide a new risk factor or revise this risk factor to identify
any material risks for foreign entities seeking to operate in China as a result of its
currently existing laws and regulations.
 Richard Qi Li
HH&L Acquisition Co.
October 13, 2020
Page 2
After our initial business combination, it is possible that a majority of our directors and officers will live outside the United States... , page 52

2. You disclose that after your initial business combination, it is possible that a majority of your directors and officers will live outside the United States. However, insofar as your officers and directors currently reside outside the United States, please revise this risk factor accordingly.
        You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-
551-3707 with any other questions.



                                                               Sincerely,
FirstName LastNameRichard Qi Li
                                                               Division of
Corporation Finance
Comapany NameHH&L Acquisition Co.
                                                               Office of Energy
& Transportation
October 13, 2020 Page 2
cc:       Joel L. Rubinstein, Esq.
FirstName LastName